Exhibit 99.1

FOR IMMEDIATE RELEASE

MY Reports Second Quarter 2011 Results,

Continues to Increase Orders

Zhongshan, China, August 15, 2011 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Financial Highlights:

•	Total wind turbine generators (“WTGs”) commissioned amounted to an equivalent wind power projects output of 367.5MW, or 245 units of 1.5MW WTGs, representing an increase of 34.6% compared to Q2 2010.

•	Total revenue was RMB1,405.5 million (US$217.4 million), representing an increase of 7.2% compared to Q2 2010.

•	Gross profit was RMB267.2 million (US$41.3 million), representing an increase of 7.3% compared to Q2 2010. Gross margin of 19% for Q2 2011 was the same as in Q2 2010.

•	Total comprehensive income for the period was RMB74.6 million (US$11.5 million), a decrease of 54.1% compared to Q2 2010.

•	Basic (and diluted) earnings per ordinary share were RMB0.67(US$0.10) compared to basic (and diluted) earnings per ordinary share or RMB1.61 for Q2 2010.

Recent Development

•	On August 15 2011, Ming Yang announced a $50 million share repurchase plan

•	On August 4, 2011, the Company announced the signing of a strategic cooperative agreement with China Three Gorges New Energy Corp. to jointly develop offshore wind power in Guangdong.

•

On July 25, 2011, the Company announced the signing of an off-shore wind power engineering, procurement and construction (“EPC”) project contract with Guangdong Yudean Xuwen Wind Power Co., Ltd., a subsidiary of Guangdong Yudean Group Co., Ltd. (“Yudean”) for a 48MW offshore wind power project in Zhanjiang, Guangdong, and the joining of alliance to develop offshore wind power in Guangdong.

•	On July 2011, MY 1.5Se WTG successfully passed low voltage ride through “LVRT” testing.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang commented, “We are pleased to report solid results this quarter amidst challenging macro environment. Our 1.5MW WTGs continued to see strong demand. We recognized revenue from WTGs commissioned amounted to an equivalent wind power projects output of 367.5MW, or 245 units of 1.5MW WTGs in the quarter, representing a 34.6% year-over-year growth. The gaining of new sales contract with a total output of 379.5MW, or 253 units of 1.5MW WTGs and 18 units of 2.5/3.0MW SCD WTGs during the quarter further underlined the high demand of our WTGs.”

“Despite the pricing environment in the industry, we were able to maintain our gross margin at 19.0% during the quarter compared to the same period last year, which demonstrates the success of our continuous cost optimization initiatives.”

“We continue to demonstrate solid execution of our new growth strategies. We had continued to integrate our upstream supply chain by signing the rare earth agreement in June; and to show the competitiveness of our SCD WTGs and the validity of our new business models with the signing of an EPC contract with Yudean; and further expanded our blue-chip strategic relationships with a link-up with China Three Gorges New Energy Corp.”

Mr. Zhang concluded, “The development of China’s wind power industry has entered a crucial phase, where its focus is shifting from size and speed to quality and efficiency. In the past three years, Ming Yang has laid a solid foundation by focusing on quality product development, R&D, innovative business models, further integration of high-end supply chain, and development of wind and solar energy storage solutions, and mostly importantly our active participation in the development of off-shore wind power in China. As a result, Ming Yang is not beset by the numerous problems affecting many wind turbine manufacturers in China such as excessive development, quality issues, lack of LVRT technology integration and most importantly effective cost management. I believe Ming Yang is well placed to continue to take advantage of the opportunities present in the Chinese market, and to grow our market share in 2011 and beyond.

Second Quarter 2011 Unaudited Financial Results

Revenue

Revenue in the second quarter of 2011 was RMB1,405.5 million (US$217.4 million), representing an increase of 7.2% from RMB1,310.5 million in the corresponding period in 2010. The Company commissioned amounted to an equivalent wind power projects output of 367.5MW, or 245 units of 1.5MW WTGs, compared to 182 units of 1.5MW WTGs for the corresponding period in 2010.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2011 was RMB267.2 million (US$41.3 million), representing an increase of 7.3% from RMB249.1 million for the corresponding period in 2010. The increase over the second quarter of 2010 was primarily due to larger revenue commissioned at the same gross margin. The Company was able to maintain a stable gross margin year over year through continuous reduction in production costs, despite a 20.1% drop in average selling price (“ASP”) compared to second quarter of 2010.

Gross margin in the second quarter of 2011 was 19.0%, compared to 19.0% for the corresponding period in 2010.

Operating Expenses

Operating expenses as a percentage to revenue for the quarter was 10.1%, compared to 5.8% for the corresponding period of 2010. Operating expenses are defined as the sum of selling and distribution expenses, administrative expenses, and research and development expenses.

Selling and Distribution Expenses

Selling and distribution expenses were RMB56.0 million (US$8.7 million) for the second quarter of 2011, compared to RMB40.9 million for the corresponding period in 2010, representing an increase of 36.9%. Selling and distribution expenses accounted for 4.0% of revenue, compared to 3.1% of revenues in the second quarter of 2010. The year-over-year increase was primarily due to the increase in delivery and transportation costs of more finished WTGs.

Administrative Expenses

Administrative expenses were RMB58.4 million (US$9.0 million) for the second quarter of 2011, compared to RMB25.9 million for the corresponding period in 2010, representing an increase of 125.7%. This year-over-year increase was primarily due to US$3.5 million share-based compensation expenses incurred since the fourth quarter of 2010. Administrative expenses accounted for 4.2% and 2.0% of revenues for the second quarter of 2011 and the second quarter of 2010, respectively.

Research and Development Expenses

Research and development (R&D) expenses were RMB27.0 million (US$4.2 million) for the second quarter of 2011, compared to RMB8.7 million for the corresponding period in 2010, representing an increase of 211.1%. This increase was primarily due to research and development costs incurred with respect to the development of our new 5.0/6.0 MW WTGs. Research and development expenses accounted for 1.9% and 0.7% of revenues for the second quarter of 2011 and the second quarter of 2010, respectively.

Net Finance Expense/Income

Net finance expense was RMB25.0 million (US$3.9 million) for the second quarter of 2011, compared to RMB29.1 million in the corresponding period in 2010. The increase in finance expenses for the period was primarily due to the expenses incurred in entering into finance leases.

Profit Before Taxation

Profit before taxation was RMB107.8 million (US$16.7 million) for the second quarter of 2011, compared to RMB148.2 million in the corresponding period in 2010, representing a decrease of 27.3%.

Income Tax Expense

Income tax expense was RMB22.9 million (US$3.6 million) for the second quarter of 2011, compared to an income tax benefit of RMB14.3 million in the corresponding period in 2010.

Total Comprehensive Income for the Period and Earnings per Share

Total comprehensive income for the second quarter of 2011 was RMB74.6 million (US$11.5 million), compared to RMB162.5 million in the corresponding period in 2010, representing a decrease of 54.1%.

For the second quarter of 2011, basic and diluted earnings per ordinary share were RMB0.67 (US$0.10) compared to basic and diluted earnings per ordinary share of RMB1.61 for the corresponding period in 2010.

Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2011 was RMB1,716.9 million (US$265.6 million), down from RMB 2,486.0 million as of December 31, 2010. Change in cash and cash equivalents is due to change in working capital

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.4635 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on June 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate or at any other rate.

Business Update

Order Book Update

During the second quarter of 2011, Ming Yang entered into sales contracts for wind power projects with a total output of 429MW, including 253 units of 1.5MW WTGs and 18 units of 2.5/3.0MW SCD WTGs, and the Company’s order backlog amounted to 2,145MW, consisting of 1,263 units of 1.5MW WTGs and 85 units of 2.5/3.0MW WTGs. Cumulative signed orders since our inception amounted to 4,265MW, consisting of 2,676 units of 1.5MW WTGs and 85 units of 2.5/3.0MW SCD WTGs, as of June 30, 2011. In addition, the number of orders awarded and pending contract signing amounted to 1,587MW, including 891 units of 1.5MW WTGs and 85 units of 2.5/3.0MW SCD WTGs, as of June 30, 2011.

2.5/3.0MW SCD Small Batch Production

Ming Yang has started the delivery of its first batch of SCD shipment.

Business Outlook for Full Year 2011

For the full year of 2011, the Company targets to recognize revenue from WTGs equivalent to wind power projects with a total output of 1.8 to 2.0 GW. Based on an estimated total newly installed wind capacity of up to 20GW in China in 2011, the Company expects to attain a market share of between 9 and 10% for the year. This outlook reflects our current and preliminary view based on current market and operating conditions, and may be subject to change, which may be material. Our ability to achieve this outlook is subject to significant risks. See Safe Harbor Statement at the end of this press release.

Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Monday, August 15, at 9:00 pm Eastern Time (6:00 pm Pacific Time/Tuesday, August 16 at 9:00 am Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 362 5158
International:	+1 617 597 5397
North China toll-free:	10 800 152 1490
South China toll-free:	10 800 130 0399
China toll free / Netcom:	10 800 852 1490
Hong Kong:	+852 3002 1672

Please ask to be connected to Q2 2011 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 888 286 8010
International:	+1 617 801 6888

The passcode for replay participants is 38015918. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86 760 2813 8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard
New York Kristen Lewko Phone: + 1 212 453 2212 Email: hkg.mingyang@fleishman.com	Hong Kong Pamela Leung Phone: + 852 2530 0228 Email: hkg.mingyang@fleishman.com

China Ming Yang Wind Power Group Limited

Unaudited consolidated statements of comprehensive income

(Amounts expressed in thousands, except share and ADS data)

	For the three months ended June 30, 2010	For the three months ended June 30, 2011	For the three months ended June 30, 2011
	RMB’000	RMB’000	USD’000
Revenue	1,310,536	1,405,452	217,445
Cost of sales	(1,061,486)	(1,138,297)	(176,112)

Gross profit	249,050	267,155	41,333

Other income	4,575	7,214	1,116
Selling and distribution expenses	(40,937)	(56,032)	(8,669)
Administrative expenses	(25,862)	(58,371)	(9,031)

Research and development expenses	(8,663)	(26,950)	(4,169)

Profit from operations	178,163	133,016	20,580

Finance income	1,798	14,369	2,223
Finance expense	(30,848)	(39,333)	(6,086)
Share of loss of Associates, net of income tax expense	(931)	(289)	(45)

Profit before income tax expense	148,182	107,763	16,672
Income tax (expense)/benefit	14,318	(22,946)	(3,550)

Profit for the period	162,500	84,817	13,122

Other comprehensive loss
Foreign currency translation differences – foreign operations	—	(10,185)	(1,576)

Total comprehensive income for the period	162, 500	74,632	11,546

Profit attributable to:
Shareholders of the Company	160,888	84,196	13,026
Non-controlling interest	1,612	621	96

	162,500	84,817	13,122

Total comprehensive income attributable to:
Shareholders of the Company	160,888	74,011	11,450
Non-controlling interest	1,612	621	96

	162,500	74,632	11,546

Basic and diluted earnings per share (1)	1.61	0.67	0.10

(1):	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average of ordinary shares in issue during the relevant period.

China Ming Yang Wind Power Group Limited

Unaudited consolidated statements of financial position

(Amounts expressed in thousands)

	As of December 31, 2010	As of June 30, 2011	As of June 30, 2011
	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	351,312	372,624	57,651
Intangible assets	86,334	80,582	12,467
Lease prepayments	66,342	65,888	10,194
Investment in associates	41,362	40,367	6,245
Trade and other receivables	231,003	227,686	35,226
Prepayments	16,495	21,961	3,398
Deferred tax assets	77,366	86,850	13,437

Total non-current assets	870,214	895,958	138,618

Current assets
Inventories	1,895,205	1,605,948	248,464
Trade and other receivables	2,895,802	4,180,987	646,861
Prepayments	201,141	296,545	45,880
Other current assets	11,444	12,506	1,935
Pledged bank deposits	131,967	89,742	13,884
Cash and cash equivalents	2,485,972	1,716,865	265,625

Total current assets	7,621,531	7,902,593	1,222,649

Total assets	8,491,745	8,798,551	1,361,267

Equity
Issued share capital	850	850	132
Capital reserves	3,514,932	3,582,425	554,255
Translation reserves	(19,156)	(37,241)	(5,762)
Retained earnings/(accumulated losses)	(39,282)	269,750	41,734

Total equity attributable to Shareholders of the Company	3,457,344	3,815,784	590,359

Non-controlling interest	69,853	72,301	11,186

Total Equity	3,527,197	3,888,085	601,545

Liabilities
Non-current liabilities
Deferred tax liabilities	—	—	—
Provisions	112,726	147,096	22,758
Trade payables	38,525	80,350	12,431
Deferred income	115,468	152,360	23,573

Total non-current liabilities	266,719	379,806	58,762

Current liabilities
Trade and other payables	3,632,542	3,717,884	575,212
Short-term bank loans	480,000	423,750	65,560
Income tax payable	43,506	10,186	1,576
Provisions	98,391	136,537	21,124
Deferred income	11,381	15,685	2,427
Deferred revenue	432,009	226,618	35,061

Total current liabilities	4,697,829	4,530,660	700,960

Total liabilities	4,964,548	4,910,466	759,722

Total equity and liabilities	8,491,745	8,798,551	1,361,267